PATRIOT PREMIUM DIVIDEND FUND II (NYSE: PDT) ANNOUNCES COMMENCEMENT DATE OF TENDER OFFER

BOSTON, February 26, 2009—John Hancock Patriot Premium Dividend Fund II (NYSE: PDT) announced today that the Fund is offering to purchase up to 5% of the Fund’s outstanding common shares (the “Shares”), or 2,629,996 Shares (the “Offer Amount”), at a price equal to 98% of the Fund’s net asset value (NAV) per share on the date the tender offer expires. The offer commences on February 26, 2009 and will expire at 5:00 p.m. New York City time, March 27, 2009, or such later date to which the offer is extended.

Subject to various terms and conditions as described in offering materials to be distributed to shareholders, if more Shares than the Offer Amount are properly tendered and not withdrawn prior to the date the offer expires, the Fund will purchase the Offer Amount on a pro rata basis. Shareholders cannot be assured that all of their tendered Shares will be repurchased.

The tender offer is being conducted in connection with the Fund’s semi-annual series tender offer program which was authorized by the Board of Trustees in March 2008. Under the program, the Fund will offer to purchase up to 5% of the Fund’s outstanding Shares at 98% of NAV on the date the tender offer expires, provided that the Shares of the Fund have traded at an average daily discount to NAV of greater than 10% during a 12-week measurement period. The tender offers will occur twice a year if the thresholds are met, with the Board to review the program annually.

The Board adopted the semi-annual series tender offer program for reasons including:

-	To help address the Fund’s current discount to NAV by allowing shareholders the ability to tender shares at 98% of NAV, if the measurement thresholds are met.
-	The potential to provide increased liquidity for Fund shareholders.
-	The retirement of any tendered shares would be marginally accretive to the NAV per share of the Fund, thereby positively impacting the Fund’s NAV.

Despite continuing market declines, Patriot Premium Dividend Fund II remains a strong performer within its Lipper peer group of Income and Preferred Stock Funds. The Fund’s total return at NAV ranked in the top 7%, 11%, 9% and 23% for the 1-, 3-, 5- and 10-year periods, respectively, as of January 31, 2009, as illustrated in the table below.*

Patriot Premium Dividend Fund II (PDT) Performance Summary* Total Return at NAV versus Lipper Income and Preferred Stock Funds
	1-Yr	3-Yr	5-Yr	10-Yr
PDT Total Return	-26.56%	-7.21%	-1.46%	1.92%
Peer Average Total Return	-48.22%	-19.46%	-9.23%	0.47%
PDT Total Return Rank	2	3	2	2
# of Funds in Peer Group	31	28	22	8
PDT Percentile Rank	7%	11%	9%	23%

* Source of performance data stated:  Lipper as of January 31, 2009.
Past performance is no guarantee of future results.

In addition to strong relative performance, in December 2008 the Fund increased its distribution rate to $0.055 per share, or an increase of 14.6% over its prior distribution level. Over the past year there have been several positive developments that management believes led to the Fund’s ability to increase its distribution, including an increase in the dividend yield of the Fund’s portfolio which is partially due to an increase in ownership of preferred stocks that tend to have higher yields versus common stock, and the approval of modifications to the Fund’s investment policies which has given portfolio management additional flexibility which may allow them to move into securities with higher dividend yields. Furthermore, certain benefits and efficiencies gained from a series of mergers into the Fund that were finalized in October 2007 are beginning to be realized and lower costs of leverage, due to the refinancing of Auction Rate Preferred Shares (ARPS) with a bank line of credit, has contributed to the Fund’s ability to generate additional investment income.

The Fund is a diversified closed-end management investment company. The Fund’s investment objective is to provide common shareholders high current income consistent with modest growth of capital. The Fund pursues its objective by investing in a diversified portfolio of dividend-paying preferred and common stocks. The Fund operates so that dividends paid will qualify in their entirety for the Dividends Received Deduction (DRD), although there can be no assurance that this result will be achieved. Income eligible for DRD entitles certain corporate investors to deduct 70% of the dividends they received from their taxable income, while individual investors also benefit as the maximum federal tax rate for qualified dividend income (QDI) is only 15%.

Neither the Fund nor its Board of Trustees is making any recommendation to any shareholder whether to tender or refrain from tendering shares in the offer. The Fund and Board urge each shareholder to read and evaluate the offer and related materials carefully. Shareholders are also urged to consult their own investment and tax advisers and make their own decisions whether to tender any shares and, if so, how many shares to tender.

Questions, requests for assistance and requests for additional copies of the offer should be directed to Mellon Investor Services LLC, doing business as BNY Mellon Shareowner Services, at 1-877-289-0135 (from within the U.S., Canada or Puerto Rico) or 1-201-680-6579 (from outside the U.S.).

About John Hancock Funds

The Boston-based mutual fund business unit of John Hancock Financial, John Hancock Funds manages more than $38.8 billion in open-end funds, closed-end funds, private accounts, retirement plans and related party assets for individual and institutional investors at December 31, 2008.

About John Hancock Financial and Manulife Financial Corporation

John Hancock Financial is a unit of Manulife Financial Corporation (the Company), a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and in most of Asia, and primarily as John Hancock in the United States, the Company offers clients a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$330 billion) at December 31, 2008.

Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

The John Hancock unit, through its insurance companies, comprises one of the largest life insurers in the United States. John Hancock offers a broad range of financial products and services, including life insurance, fixed and variable annuities, fixed products, mutual funds, 401(k) plans, long-term care insurance, college savings, and other forms of business insurance. Additional information about John Hancock may be found at www.johnhancock.com.

The performance data contained within this press release represents past performance, which does not guarantee future results. Performance, especially for short time periods, should not be the sole factor in making your investment decision. Statements in this press release that are not historical facts are forward-looking statements as defined by United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.